October  28,  2005

MAIL  STOP  7010
----------------

Mr.  H.  Roger  Schwall                         Faxed  to:  202-772-9368
Assistant  Director                             -------------------------
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


RE:     Battle  Mountain  Gold  Corp.  ("Registrant")
        Schedule  14C
        Filed  June  17,  2005
        Form  10-KSB
        Filed  April  22,  2005
        File  Number  0-50399

Dear  Mr.  Schwall:

In response to your comment letter of September 30, 2005, the Company respectfully submits the following responses to your enumerated paragraphs.

SCHEDULE  14C
-------------

GENERAL
-------

1. Marked copies are being provided to you with the original of this letter, by courier, clearly reflecting changes.

NOTICE  OF  ANNUAL  MEETING
---------------------------

2. The Company respectfully submits that it need not solicit proxies or written consents from shareholders. Under Nevada state corporate law (NRS Ch. 78), verbal consents to approve proposals are permitted. Specifically, (a) NRS 78.320(4) permits verbal participation in shareholder meetings and consents by telephone; (b) NRS 78.325(1(b) permits verbal consent to actions at a meeting; and NRS 78.355(2) permits unlimited forms of proxies, including verbal proxies. Neither the Articles of the Company, as amended, nor its Bylaws, are contrary to these statutory provisions.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
--------------------------------------------------

3.  The  explanation  and  clarification  has  been  provided.

FORM  10-QSB-JUNE  30,  2005
----------------------------

CONTROLS  AND  PROCEDURES
-------------------------

4. Our counsel has discussed this issue with Ms. Moncada-Terry on the phone, and it was agreed that this comment would be addressed in an amendment to the 10-QSB, but clearing of the 14C would not be held up pending such amendment.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

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Thank  you  again  for  your  kind  cooperation  and  assistance.

Very  truly  yours,


/s/ James E. McKay
-------------------------
James  E.  McKay,
President  and  CEO


cc:   Michael  J.  Morrison,  Esq.

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